ACOLOGY, INC.

912 Maertin Lane

Fullerton, CA 92831

Phone: Tel: (661) 510-0978

VIA ELECTRONIC EDGAR FILING

August 5, 2014

Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Pamela A. Long
Assistant Director

Re:	Acology, Inc.
Amendment No. 4 to Registration Statement on Form S-1, File No. 333-195866

Ladies and Gentlemen:

We have electronically filed on behalf of Acology, Inc. (the “Registrant”) Amendment No. 4 to the referenced Registration Statement on Form S-1. This amendment makes changes from the prior filing in response to the Staff’s comments, makes changes in dating and provides a new accountant’s consent. Below are responses to your comments set forth in your letter dated July 31, 2014, addressed to me, which are numbered in the same manner as your comments.

General

1.	We note your response to comment one of our letter dated July 15, 2014. Please state on the cover page of the prospectus that you are not a blank check company and have no current plans or intentions to engage in a business combination following this offering.

Response:

After discussion with the Staff, we have revised as follows:

WE ARE NOT A BLANK CHECK COMPANY AND HAVE NO CURRENT PLANS OR INTENTIONS TO ENGAGE IN AN ACQUISITION, MERGER OR OTHER COMBINATION WITH AN ENTITY IN AN UNRELATED INDUSTRY FOLLOWING THIS OFFERING.

Prospectus Cover Page

2.	We note your response to comment three of our letter dated July 15, 2014. Please remove the disclosure “regardless of the time of delivery of the prospectus or any sale of the common stock.”

Response:

We have complied with this comment.

Description of Business, page 22

3.	We note your response to comment four of our letter dated July 15, 2014. Please revise your Summary, Risk Factors, and Business sections to make clear that the primary intended use of your product is marijuana-related, that your general marketing is targeted toward marijuana use, and address any potential legal or regulatory issues affecting your business.

Response:

We discussed with the Staff changes in the registrant’s marketing focus resulting from its recent receipt of child safety certification for its product and the availability of manpower for marketing. After this conversation, we made changes to the Summary and Business sections based on the changed focus and added risk factors relating to the marketing of products to users of marijuana.

* * * * * * * *

In accordance with Rule 461 promulgated under the Securities Act of 1933, the Registrant hereby requests that the effective date of its registration statement on Form S-1 be accelerated so as to become effective on Wednesday, August 6, 2014, at 5:00 p.m., or as soon thereafter as possible.

The Registrant acknowledges the following:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ACOLOGY, INC.

By:	/s/ Curtis Fairbrother
Curtis Fairbrother
Chief Executive Officer